                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                 SCHEDULE 13E-3
            RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                           THE SECURITIES ACT OF 1934

                                (AMENDMENT NO. 1)

                            NTS-PROPERTIES PLUS LTD.
                              (NAME OF THE ISSUER)

                            NTS-PROPERTIES PLUS LTD.
                         NTS-PROPERTIES PLUS ASSOCIATES
                                    ORIG, LLC
                                  J.D. NICHOLS
                                 BRIAN F. LAVIN
                          OCEAN RIDGE INVESTMENTS, LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    629421108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                     J.D. NICHOLS, MANAGING GENERAL PARTNER
              OF NTS-PROPERTIES PLUS ASSOCIATES AND MANAGER OF ORIG
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
      (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                    COPY TO:

                             MARK R. BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

         THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

         a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14-101) or Rule 13e-3 (C) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

         b. |_| The filing of a registration statement under the Securities Act of 1933.

         c.  |_|  A tender offer.

         d.  |_|  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

         Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

CALCULATION OF FILING FEE

---------------------------------------   --------------------------------------

TRANSACTION VALUATION: $409,872.78*            AMOUNT OF FILING FEE: $37.71 **

---------------------------------------   --------------------------------------


* The transaction valuation was calculated by multiplying 315,286.75, the number of limited partnership interests being purchased in the merger, by the purchase price of $1.30 per interest.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals .0092% of the transaction valuation.

 |X| Check box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:    $37.71
         Form or Registration No.:    Schedule 13E-3
         Filing Party:     NTS-Properties  Plus, Ltd.,  NTS-Properties  Plus
                           Associates, ORIG, LLC, J.D. Nichols, Brian F. Lavin and Ocean Ridge Investments, Ltd.


         Date Filed:       March 15, 2002

         This Amendment No. 1 supplements and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Original Statement") filed jointly by NTS-Properties Plus Ltd. (the "Partnership"), NTS-Properties Plus Associates (the "General Partner"), ORIG, LLC ("ORIG"), J.D. Nichols, Brian F. Lavin and Ocean Ridge Investments, Ltd. ("Ocean Ridge") on March 15, 2002. This Amendment No. 1 is being filed concurrently with the filing of a definitive information statement pursuant to Regulation 14C under the Securities Exchange Act of 1934 (the "Information Statement"). A copy of the Information Statement is attached hereto as Exhibit (a). The underlying Rule 13e-3 transaction relates to an Agreement and Plan of Merger, dated as of March 1, 2002 (the "Merger Agreement"), by and between the Partnership and ORIG, a Kentucky limited liability company affiliated with the Partnership. The Merger Agreement provides for the merger (the "Merger") of the Partnership with and into ORIG, with ORIG as the entity surviving the Merger. A copy of the Merger Agreement is attached as Appendix A to the Information Statement.

         ORIG and its affiliates, Ocean Ridge, a Florida limited liability partnership, and the General Partner, a Kentucky limited partnership (collectively, the "Majority Interest Holders"), currently own approximately 51% of the outstanding limited partnership interests of the Partnership (the "Interests"). The Majority Interest Holders agreed to vote for the Merger to allow ORIG to purchase all of the Interests that are not held by the Majority Interest Holders (the "Nonaffiliated Interests").

         Following the Merger, the Partnership will cease to exist and ORIG, as the entity surviving the Merger, will continue to be privately owned, which the Majority Interest Holders believe will be beneficial from a cost standpoint by reducing the administrative fees associated with being a public partnership. The Majority Interest Holders sought to structure the transaction as a merger because it would most efficiently accomplish the objectives of the Majority Interest Holders to acquire the Nonaffiliated Interests. Upon the consummation of the Merger, there will be no public market for the Interests and limited partners holding the Nonaffiliated Interests will receive $1.30 per Interest in cash. In addition, registration of the Interests will be terminated and neither the Partnership nor ORIG, as successor-in-interest to the assets of the Partnership, will be required to file periodic reports with the Securities and Exchange Commission.

         This Amendment No. 1 is being jointly filed by (i) the Partnership (the issuer of the class of equity securities that is the subject of the transaction); (ii) ORIG; (iii) J.D. Nichols, the manager of ORIG, managing general partner of the General Partner and Chairman of the Board and sole director of NTS Capital Corporation, a Kentucky corporation and corporate general partner of the General Partner; (iv) Brian F. Lavin, President and Chief Operating Officer of NTS Capital Corporation; (v) the General Partner; and (vi) Ocean Ridge Investments, Ltd., an affiliate of ORIG.

         The information contained in the Information Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Information Statement. All references in this
Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

         The information contained in this Schedule 13E-3 and/or Information Statement concerning the Partnership was supplied by the Partnership and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Information Statement concerning each filing person other than the Partnership was supplied by each such filing person and no other filing person, including the Partnership, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 1.  SUMMARY TERM SHEET.

The information contained in the sections entitled "SUMMARY TERM SHEET" in the Information Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) Name and Address. The information contained in the section entitled "INFORMATION ABOUT ORIG AND US" in the Information Statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled "SPECIAL FACTORS--Required Vote For Merger; Written Consent in Lieu of Meeting" in the Information Statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled "SUMMARY TERM SHEET" in the Information Statement is incorporated herein by reference.

(d) Distributions. The information contained in the section entitled "INFORMATION ABOUT US AND ORIG--Cash Distribution Policy" in the Information Statement is incorporated herein by reference.

(e)      Prior Public Offerings.  Not Applicable.

(f) Prior Purchases of Interests. The information contained in the section entitled "SPECIAL FACTORS--Conflicts of Interest and Transactions with Affiliates" in the Information Statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

         (a) Name and Address. The Partnership is both the subject company and, as one of the parties filing this Schedule 13E-3, a "Filing Person." The remaining Filing Persons are ORIG, J.D. Nichols, Brian F. Lavin, Ocean Ridge and the General Partner. Mr. Nichols is the manager of ORIG, the managing general partner of the General Partner and the chairman of the board of BKK Financial, Inc., an Indiana corporation and the general partner of Ocean Ridge ("BKK"). Mr. Nichols and Mr. Lavin are affiliates of the Partnership, by virtue of the relationships described in the table below. The following table names each person specified in Instruction C to Schedule 13E-3. The business address and telephone number of each person specified in the following table is 10172 Linn Station Road, Louisville, Kentucky 40223, (502) 426-4800.

-------------------------------------------- --------------------------------------------------------

                    NAME                          POSITION / RELATIONSHIP TO SUBJECT COMPANY
-------------------------------------------- --------------------------------------------------------
NTS-Properties Plus Associates              General Partner of the Partnership
-------------------------------------------- --------------------------------------------------------

NTS Capital Corporation                     Corporate General Partner of NTS-Properties Plus
                                            Associates
------------------------------------------- --------------------------------------------------------

NTS Corporation                             Sole Shareholder of NTS Capital Corporation
------------------------------------------- --------------------------------------------------------
J.D. Nichols                                Chairman of the Board and Sole Director of NTS Capital
                                            Corporation and NTS Corporation, Managing General
                                            Partner of NTS-Properties Plus Associates, Manager of
                                            ORIG, LLC and Chairman of the Board of BKK
------------------------------------------- --------------------------------------------------------

Brian F. Lavin                              President and Chief Operating Officer of NTS Capital
                                            Corporation and NTS Corporation
------------------------------------------- --------------------------------------------------------

Gregory A. Wells                            Senior Vice President and Chief Financial Officer of
                                            NTS Capital Corporation and NTS Corporation
------------------------------------------- --------------------------------------------------------

         (b) Business and Background of Entities. The principal business of the Partnership is to acquire, own, operate and divest of commercial and residential real estate properties. The principal business of ORIG and Ocean Ridge is to invest in entities that own commercial and residential real estate. NTS-Properties Plus Associates, a Kentucky limited partnership, is the general partner of the Partnership (the "General Partner"). NTS Capital Corporation, a Kentucky corporation, is the corporate general partner of the General Partner. NTS Corporation, a Kentucky corporation, is the sole shareholder of NTS Capital Corporation.

         During the past five years, neither ORIG, Ocean Ridge, the General Partner, NTS Capital Corporation nor NTS Corporation has been the subject of any criminal proceedings. During the past five years, neither ORIG, the General Partner, NTS Capital Corporation nor NTS Corporation has been a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

         (c) Business and Background of Natural Persons.

         J.D. Nichols:
         ------------

                  (1)-(2) Mr. Nichols is the manager of ORIG. During the past 5 years, Mr. Nichols has served as Chairman of the Board of Directors of each of the following companies: (i) NTS Development Company, a real estate development corporation and a wholly-owned subsidiary of NTS Corporation; (ii) NTS Capital Corporation; (iii) NTS Corporation; and
         (iv) BKK Financial, Inc. ("BKK"), an Indiana corporation and an affiliate of the Partnership. Mr. Nichols serves as the managing general partner of the General Partner. The address of NTS Development Company, NTS Corporation, NTS Capital Corporation, the General Partner and BKK is 10172 Linn Station Road, Louisville, Kentucky 40223.

                  (3) Mr. Nichols has not been the subject of any criminal proceedings.

                  (4) During the past five years, Mr. Nichols was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

                  (5)      Mr. Nichols is a citizen of the United States.

         Brian F. Lavin:
         ---------------

                  (1)-(2) Since February, 1999, Mr. Lavin has served as President and Chief Operating Officer of NTS Development Company, NTS Capital Corporation and NTS Corporation. From July, 1997 through February, 1999, Mr. Lavin served as Executive Vice President of NTS Development Company and NTS Capital Corporation. The address of NTS Development Company, NTS Capital Corporation and NTS Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223. Prior to July, 1997, Mr. Lavin served as the Executive Vice President of Paragon Group, Inc. The address of Paragon Group, Inc. is 7557 Rambler Road, Dallas, Texas 75231.

                  (3) Mr. Lavin has not been the subject of any criminal proceedings.

                  (4) During the past five years, Mr. Lavin was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

                  (5) Mr. Lavin is a citizen of the United States.

         Gregory A. Wells:
         -----------------

                  (1)-(2) Since July, 1999, Mr. Wells has served as Senior Vice President and Chief Financial Officer of NTS Development Company, NTS Capital Corporation and NTS Corporation. The address of NTS Development Company, NTS Capital Corporation and NTS Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223. From May, 1998 through July, 1999, Mr. Wells served as Chief Financial Officer of Hokanson Companies, Inc. From January, 1995 until May, 1998, Mr. Wells served as Vice President and Treasurer of Hokanson Construction. The principal business of Hokanson Construction is construction of commercial buildings and residences, and the principal business of Hokanson Companies, Inc. is property management. The address of Hokanson Construction and Hokanson Companies, Inc. is 107 North Pennsylvania Street, Indianapolis, Indiana 46204.

                  (3) Mr. Wells has not been the subject of any criminal proceedings.

                  (4) During the past five years, Mr. Wells was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

                  (5) Mr. Wells is a citizen of the United States.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1)            Tender Offers.  Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled "INTRODUCTION," "SUMMARY TERM SHEET" and "THE MERGER" in the Information Statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled "SUMMARY TERM SHEET" and "THE MERGER--Consideration to Be Paid in the Merger" in the Information Statement is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS--Background of the Merger" in the Information Statement is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information contained in the section entitled "SPECIAL FACTORS--Required Vote for the Merger; Written Consent in Lieu of Meeting" in the Information Statement is incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the section entitled "SPECIAL FACTORS--Certain Effects of the Merger" in the Information Statement is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information contained in the section entitled "SPECIAL FACTORS--Accounting Treatment" in the Information Statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information contained in the section entitled "SPECIAL FACTORS--Certain Federal Income Tax Consequences" in the Information Statement is incorporated herein by reference.

(c) Different Terms. The information contained in the section entitled "SPECIAL FACTORS--Certain Effects of the Merger" in the Information Statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the section entitled "THE MERGER--No Dissenters' Rights" in the Information Statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders. The Partnership has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Partnership or to obtain counsel or appraisal services at the expense of the Partnership.

(f)               Eligibility for Listing or Trading. Not applicable.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
                  AGREEMENTS.

(a)               Transactions.  None.

(b), (c)          Significant Corporate Events; Negotiations or Contacts.
                  The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "Conflicts of Interests and Transactions with Affiliates" in the Information Statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "Conflicts of Interests and Transactions with Affiliates" in the Information Statement is incorporated herein by reference.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information contained in the sections entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS--Background of the Merger and Certain Effects of the Merger" in the Information Statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS--Background of the Merger" and "Conflicts of Interests and Transactions with Affiliates" and "Amount and Source of Funds" in the Information Statement is incorporated herein by reference.

ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a), (c) Purposes; Reasons. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Background of the Merger" and "Certain Effects of the Merger" in the Information Statement is incorporated herein by reference.

(b) Alternatives. The information contained in the section entitled "SPECIAL FACTORS--Background of the Merger" in the Information Statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Background of the Merger," "Conflicts of Interests and Transactions with Affiliates," "Financing of the Merger," "Estimated Fees and Expenses," "Certain Federal Income Tax Consequences," "Certain Effects of the Merger" and "THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Background of the Merger," "Summary of the Appraisal of Partnership Interests and Fairness Opinion," "Summary of Real Estate Appraisals," "FAIRNESS OPINION" in Appendix B of the Information Statement and "Opinion of Integra Realty Resources" from Appendix B is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Background of the Merger" and "Required Vote for Merger; Written Consent in Lieu of Meeting" in the Information Statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the section entitled "SPECIAL FACTORS--Background of the Merger" in the Information Statement is incorporated herein by reference.

(e)               Approval of Directors. Not Applicable.

(f) Other Offers. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" in the Information Statement is incorporated herein by reference.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the report; Availability of Documents. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "Summary of the Appraisal of Partnership Interests and Fairness Opinion," "Summary of Real Estate Appraisals" and "AVAILABLE INFORMATION" in the Information Statement and Appendix B "FAIRNESS OPINION" is incorporated herein by reference.

ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d)     Source of Funds; Conditions; Borrowed Funds. The information contained in the section entitled "SPECIAL FACTORS--Financing of the Merger" and "Amount and Source of Funds" in the Information Statement is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled "THE MERGER--Estimated Fees and Expenses" in the Information Statement is incorporated herein by reference.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Information Statement is incorporated herein by reference.

(b) Securities Transactions. The information contained in the section entitled "SPECIAL FACTORS--Conflicts of Interest and Transactions with Affiliates" in the Information Statement is incorporated herein by reference.

ITEM 12.          THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS-- Background of the Merger" and "Required Vote for Merger; Written Consent in Lieu of Meeting" in the Information Statement is incorporated herein by reference.

(e)               Recommendations to Others.  None.

ITEM 13.          FINANCIAL STATEMENTS.

(a) Financial Information. The information contained in the section entitled "SELECTED FINANCIAL DATA" in the Information Statement is incorporated herein by reference.

(b)               Pro Forma Information. Not Applicable.

ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a), (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Background of the Merger" and "Estimated Fees and Expenses of the Merger" in the Information Statement is incorporated herein by reference.

ITEM 15.          ADDITIONAL INFORMATION.

(b)               Other Material Information.  None.

ITEM 16.          EXHIBITS.

Exhibit
Number                     Description
------                     -----------

(a) Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on May 24, 2002 (incorporated herein by reference to the Information Statement).

(b)(1) Loan Agreement dated August 15, 2000 (incorporated by referenced to Exhibit (b) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on August 13, 2001).

Exhibit
Number                     Description
------                     -----------

(b)(2) Modification Agreement dated August 1, 2001, between ORIG, LLC and Bank of Louisville (incorporated by referenced to Exhibit (b) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on August 13, 2001).

(b)(3) Modification Agreement dated April 30, 2002, between ORIG, LLC and Bank of Louisville (incorporated by referenced to Exhibit (b)(2) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on May 10, 2002).

(c)(1) Opinion of Integra Realty Resources dated February 28, 2002 (incorporated herein by reference to Appendix B to the Information Statement).

(c)(2) Appraisal Report by Integra Realty Resources Dated February 28, 2002 Appraising the Limited Partnership Interests in NTS-Properties Plus, Ltd. (Incorporated herein by reference to Exhibit (c)(2) to the Original Statement).

(c)(3) Appraisal Report by Integra Realty Resources dated January 31, 2002 Appraising Lakeshore Business Center Phases I and II. (Incorporated herein by reference to Exhibit (c)(3) to the Original Statement).

(c)(4) Appraisal Report by Integra Realty Resources dated January 31, 2002 Appraising Lakeshore Business Center Phase III. (Incorporated herein by reference to Exhibit (c)(4) to the Original Statement).

(c)(5) Appraisal Report by Integra Realty Resources dated January 31, 2002 Appraising Blankenbaker Center 1A. (Incorporated herein by reference to Exhibit (c)(5) to the Original Statement).

(d)(1) Agreement and Plan of Merger, dated as of March 1, 2002 (incorporated herein by reference to Appendix A to the Information Statement).

(d)(2) Agreement, Bill of Sale and Assignment dated February 7, 2000, between ORIG, LLC, Roger M. Kalar, Martha Kalar, David Warshawsky and Marilyn Warshawsky (incorporated herein by reference to exhibit (d)(1) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on November 30,
                           2000).

Exhibit
Number                     Description
------                     -----------

(d)(3) Guaranty Agreement dated August 15, 2000, between the Bank of Louisville and J.D. Nichols (incorporated herein by reference to exhibit (d)(2) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on November 30, 2000).

(d)(4) Guaranty Agreement dated August 15, 2000, between the Bank of Louisville and Brian F. Lavin (incorporated herein by reference to exhibit (d)(3) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on November 30, 2000).

(d)(5) Modification Agreement dated August 1, 2001, between ORIG, LLC and Bank of Louisville (incorporated herein by reference to Exhibit (b) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on August 13, 2001).

(d)(6) Joint Filing Agreement By and Among the Partnership, ORIG, the General Partner, Ocean Ridge, J.D. Nichols and Brian F. Lavin dated March 14, 2002 (Incorporated herein by reference to Exhibit (d)(6) to the Original Statement).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

         This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words "anticipates," "believes," "estimates," "expects," "should," "could," "targets" and "may" or similar expressions. The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

         Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 24, 2002          NTS-PROPERTIES PLUS LTD., a Florida limited
                               partnership

                               By:      NTS-PROPERTIES PLUS ASSOCIATES
                               General Partner

                               By: /s/ J. D. Nichols
                                   -------------------------------------------
                                      J.D. Nichols, Managing General Partner

                               NTS-PROPERTIES PLUS ASSOCIATES

                               By: /s/ J. D. Nichols
                                   -------------------------------------------
                                       J.D. Nichols, Managing General Partner

                               ORIG, LLC, a Kentucky limited liability company

                               By:      /s/ J. D. Nichols
                                        --------------------------------------
                                        J.D. Nichols, Managing Member

                               OCEAN RIDGE INVESTMENTS, LTD.

                               By:      BKK Financial, Inc.
                               Its:     General Partner

                                        By: /s/ J.D. Nichols
                                           ----------------------------------
                                                J. D. Nichols
                                                Its:  Chairman of the Board

                               /s/ J. D. Nichols
                               ----------------------------------------------
                               J. D. Nichols, individually

                               /s/ Brian F. Lavin
                               ------------------------------------------------
                               Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
Number                     Description
------                     -----------

(a) Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on May 24, 2002 (incorporated herein by reference to the Information Statement).

(b)(1) Loan Agreement dated August 15, 2000 (incorporated by referenced to Exhibit (b) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on August 13, 2001).

(b)(2) Modification Agreement dated August 1, 2001, between ORIG, LLC and Bank of Louisville (incorporated by referenced to Exhibit (b) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on August 13, 2001).

(b)(3) Modification Agreement dated April 30, 2002, between ORIG, LLC and Bank of Louisville (incorporated by referenced to Exhibit (b)(2) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on May 10, 2002).

(c)(1) Opinion of Integra Realty Resources dated February 28, 2002 (incorporated herein by reference to Appendix B to the Information Statement).

(c)(2) Appraisal Report by Integra Realty Resources dated February 28, 2002 Appraising the Limited Partnership Interests in NTS-Properties Plus, Ltd. (Incorporated herein by reference to Exhibit (c)(2) to the Original Statement).

(c)(3) Appraisal Report by Integra Realty Resources dated January 31, 2002 Appraising Lakeshore Business Center Phases I and II. (Incorporated herein by reference to Exhibit (c)(3) to the Original Statement).

(c)(4) Appraisal Report by Integra Realty Resources dated January 31, 2002 Appraising Lakeshore Business Center Phase III. (Incorporated herein by reference to Exhibit (c)(4) to the Original Statement).

(c)(5) Appraisal Report by Integra Realty Resources dated January 31, 2002 Appraising Blankenbaker Center 1A. (Incorporated herein by reference to Exhibit (c)(5) to the Original Statement).

Exhibit
Number                     Description
------                     -----------

(d)(1) Agreement and Plan of Merger, dated as of March 1, 2002 (incorporated herein by reference to Appendix A to the Information Statement).

(d)(2) Agreement, Bill of Sale and Assignment dated February 7, 2000 between ORIG, LLC, Roger M. Kalar, Martha Kalar, David Warshawsky and Marilyn Warshawsky (incorporated herein by reference to exhibit (d)(1) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on November 30,
                           2000).

(d)(3) Guaranty Agreement dated August 15, 2000, between the Bank of Louisville and J.D. Nichols (incorporated herein by reference to exhibit (d)(2) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on November 30, 2000).

(d)(4) Guaranty Agreement dated August 15, 2000, between the Bank of Louisville and Brian F. Lavin (incorporated herein by reference to exhibit (d)(3) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on November 30, 2000).

(d)(5) Modification Agreement dated August 1, 2001, between ORIG, LLC and Bank of Louisville (incorporated herein by reference to Exhibit (b) to the Schedule TO filed with the Securities and Exchange Commission by ORIG, LLC on August 13, 2001).

(d)(6) Joint Filing Agreement By and Among the Partnership, ORIG, the General Partner, Ocean Ridge, J.D. Nichols and Brian F. Lavin dated March 14, 2002 (Incorporated herein by reference to Exhibit (d)(6) to the Original Statement).